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                                                                 EXHIBIT (A)(16)


                              [COMPANY LETTERHEAD]

                                                                October 15, 2001

To our ADS holders:

     Today, your Board approved, for submission to the shareholders of CANTV at a special meeting to be held on October 24, 2001, proposals for (1) an extraordinary dividend in an amount of Bs. 520 per share, equivalent to approximately US$4.89 per ADS at current exchange rate, representing an estimated aggregate dividend of approximately U.S.$550 million, payable in two installments, and (2) the purchase of 15% of the company's outstanding capital stock at a price up to US$30.00 per ADS.

     The proposals, which are intended to provide attractive alternatives to the AES offer, are described in the enclosed press release issued by the company.

     Your vote is important. I urge you to vote in support of these proposals by checking both boxes on the proxy card sent to you by The Bank of New York in favor of the dividend and share repurchase proposals.


                                                Sincerely yours,


                                                /s/ Gustavo Roosen

                                                Gustavo Roosen
                                                President, Chairman and Chief
                                                Executive Officer


           If you have any questions or need further assistance in voting your shares, please call:

                               Georgeson [LOGO] Shareholder

                               17 State Street, 10th Floor
                                   New York, NY 10004
                              Call Toll Free (800) 223-2064
                       Banks and Brokers call collect (212) 440-9800